SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



10015610

April 19, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 13, 16 and 19, 2010.

Best regards,

Skanska AB



Marianne Bergström

Published	Item	Document name	Required by
April 13, 2010	Press Release	Report from Skanskas Annual Shareholder's Meeting	law and by the listing agreement with Stockholm Stock Exchange
April 16, 2010	Press Release	Skanska to develop new offices for Visma at Lindhagensterrassen – Skanska to invest approximately SEK 345 M	law and by the listing agreement with Stockholm Stock Exchange
April 19. 2010	Press Release	Skanska launches first LEED office project in Poland – invests EUR 22 M, approximately SEK 210 M, in new project	law and by the listing agreement with Stockholm Stock Exchange



SKANSKA

Press Release

April 13, 2010
19:15 pm CET

Report from Skanska Annual Shareholders' Meeting

The following resolutions were made at Skanska AB's Annual Shareholders' Meeting held in Stockholm today:

The dividend for 2009 was approved in accordance with the Board's proposal of SEK 6.25 per share, comprising an ordinary dividend of SEK 5.25 and an extra dividend of SEK 1.00 per share. The record date for the dividend is April 16, 2010. The dividend for 2008 was SEK 5.25.

The Annual Shareholders' Meeting re-elected Board members Sverker Martin-Löf, Stuart E. Graham, Finn Johnsson, Johan Karlström, Sir Adrian Montague, Lars Pettersson and Matti Sundberg. Josephine Rydberg-Dumont and Charlotte Strömberg were elected as new Board members. Bengt Kjell declined re-election.

Sverker Martin-Löf was re-elected Chairman of the Board.

Josephine Rydberg-Dumont is a graduate in Business Administration from the Gothenburg School of Economics and has an MBA from the University of San Francisco. For 24 years, she has held senior positions within the IKEA Group. Josephine Rydberg-Dumont is a Board member of Cederroth Intressenter AB and Skanska Residential Development Nordic.

Charlotte Strömberg is a graduate in Business Administration from the Stockholm School of Economics. She has held senior positions at Alfred Berg, ABN AMRO and Carnegie Investment Bank AB. Charlotte Strömberg is currently President of the property consulting company, Jones Lang LaSalle Holding AB, with responsibility for the Nordic region. She is also a Board member of The Fourth Swedish National Pension Fund (AP4), Gant Company AB and Intrum Justitia AB.

The Annual Shareholders' Meeting also resolved to authorize the Board during the period until the next Annual Shareholders' Meeting to acquire 4,500,000 own B shares. The intention is to secure delivery of shares to the participants in the long-term share-savings program, Skanska Employee Ownership Program, SEOP, approved at the Extraordinary Shareholders' Meeting in November 2007.

The Annual Shareholders' Meeting resolved to adopt the Board's proposal regarding the extension of the long-term share-savings program, SEOP, for all of the Group's permanent employees for the 2011 – 2013 period. The Annual Shareholders' Meeting authorized the Board to purchase a maximum of 4,500,000 own B shares up to the next Annual Shareholders' Meeting to secure delivery of shares to the participants in the new program. Furthermore, the Annual Shareholders' Meeting also decided to approve the transfer of not more than 11,210,000 Skanska B shares to participants in the program.

For further information please contact:

Pontus Winqvist, SVP Investor Relations, Skanska AB,
tel +46 10 448 88 51
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 8 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

File Number 82-34932

SKANSKA

Press release

April 16, 2010
8:30 a.m.

Skanska to develop new offices for Visma at Lindhagensterrassen – Skanska to invest approximately SEK 345 M

Skanska is continuing to develop new premises for major corporations at Lindhagensterrassen in Stockholm. The new office property comprises slightly more than 11,000 square meters and Skanska's investment totals about SEK 345 M.

The property shall be characterized by energy efficiency and environmental consideration, and will be certified according to the international environmental certification system, LEED (Leadership in Energy and Environmental Design). Energy consumption will be at least 25 percent lower than the Swedish National Board of Housing's standards, which is the requirement for an EU GreenBuilding label.

The tenant will be the Norwegian company, Visma, which is a leading Nordic supplier of software, accounting services and financial advisory service. Visma has signed a lease for the entire new property and will receive state-of-the-art premises designed based on the needs of the operations.

The new building will be constructed in western Kungsholmen, which is one of Stockholm's most expansive areas. Here, Skanska has developed several office premises for customers including the Stockholm Public Transport (SL), telecoms company 3, Electrolux and Skandia. Including the current property for Visma, Skanska has developed about 100,000 square meters of offices to date at Lindhagensterrassen and will continue the long-term venture of developing western Kungsholmen. In addition, Skanska is constructing housing in the area.

"We are pleased to be able to commence yet another project at Lindhagensterrassen, which we have developed into one of Stockholm's most attractive areas. The fact that we are continuing to lease premises in a tough market demonstrates that our investment in green office premises is spot on," says Caroline Arehult, President of Skanska Fastigheter Stockholm.

Construction will commence immediately and implemented by Skanska Sweden. Completion is scheduled for late autumn 2011. The agreement is on condition that all necessary permits are received.

"Centralizing our operations in Stockholm in environmentally adapted and efficient premises in an excellent communication location will further strengthen us," says Øystein Moan, President of Visma.

Skanska Commercial Development Nordic initiates and develops property projects in offices, logistics centers and retail warehouses. Office operations focus on the four large metropolitan regions in Sweden, the Copenhagen region in Denmark, Helsinki in Finland and Oslo in Norway. The development of logistics centers and volume retail properties is conducted in strategic locations in Sweden, Denmark, Finland and Norway.

For further information, please contact:

Caroline Arehult, President of Skanska Fastigheter Stockholm,
Tel: +46 (0)10-448 11 12.
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38.
Direct line for media: +46 (0)10-448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for green projects. The Group currently has 53,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press Release

April 19, 2010
08:30 am CET

Skanska launches first LEED office project in Poland – invests EUR 22 M, approximately SEK 210 M, in new project

Skanska is developing a new office property with a strong environmental profile in the city of Wrocław in western Poland. Skanska's investment will amount to approximately EUR 22 M, approximately SEK 210 M, during the first stage of the project, which comprises 12,000 square meters of leasable space and is scheduled for completion at the end of 2012.

The new property is expected to be the first office building in Poland to fulfill the certification requirements of the international environmental certification system LEED.

The property, known as Green Towers, is located in central Wrocław on Strzegomska Street near the exit from the airport. The office project will include two ten-story buildings comprising a total of 25,000 square meters once fully built.

This is Skanska's second commercial development project in Wrocław. Grunwaldzki Center, which was completed in 2009, is now nearly fully leased.

Skanska Commercial Development Europe initiates and develops property projects in office, logistics and commercial buildings. The company's operations are concentrated in metropolitan areas in Hungary, the Czech Republic and Poland and are conducted in three local units: Skanska Property Czech Republic, Skanska Property Hungary and Skanska Property Poland.

For further information please contact:

Nicklas Lindberg, President, Skanska Property Poland,
tel +48 502 746 025
Peter Gimbe, Press Officer, Skanska AB, tel +46 (0)10-448 88 38
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for green solutions. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.